ReliaStar Life Insurance Company of New York
and its Separate Account NY-B

ING Rollover Choice^{SM} – NY Variable Annuity Contracts

Supplement dated June 14, 2010 to the Contract Prospectus dated May 1, 2009, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. **Effective June 1, 2010**, the name of the subadviser for ING Van Kampen Comstock Portfolio and ING Van Kampen Equity and Income Portfolio changed from Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) to Invesco Advisers, Inc.

2. **Effective on or about June 14, 2010**, ING Wells Fargo Omega Growth Portfolio will change its name to ING Large Cap Growth Portfolio and ING Investment Management Co. will replace Wells Capital Management Inc. as the subadviser. Accordingly, effective on or about June 14, 2010, all references to ING Wells Fargo Omega Growth Portfolio in the Contract Prospectus are hereby deleted and replaced with ING Large Cap Growth Portfolio.

3. **Effective on or about August 23, 2010**, ING DFA Global All Equity Portfolio will change its name to ING DFA World Equity Portfolio. Accordingly, effective on or about August 23, 2010, all references to ING DFA Global All Equity Portfolio in the Contract Prospectus are hereby deleted and replaced with ING DFA World Equity Portfolio.

4. Effective as of the dates noted above, the information for the funds referenced above appearing in the Contract Prospectus under Appendix B–The Funds is hereby deleted and replaced with the following:

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING DFA World Equity Portfolio (formerly ING DFA Global All Equity Portfolio) **Investment Adviser:** Directed Services LLC **Subadviser:** Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
ING Investors Trust – ING Large Cap Growth Portfolio (formerly ING Wells Fargo Omega Growth Portfolio) **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital growth.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.